

June 14, 2013

Via E-mail
Dianne M. Lyons
Chief Financial Officer
United Fire Group, Inc.
118 Second Avenue, S.E.
Cedar Rapids, IA 52407

> **Re:** **United Fire Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 001-34257**

Dear Ms. Lyons:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Nature of Business, page 80

1. Please tell us why you excluded from your financial statements disclosures that you previously made in your December 31, 2011 Form 10-K in note 16 to the notes to the consolidated financial statements pursuant to ASC 805-10-50 related to your acquisition of the Mercer Insurance Group. Since this acquisition occurred in 2011, it is not clear why these disclosures are not required to be included in financial statements that include the year ended December 31, 2011.

Investments, page 82

2. Please provide us your analysis demonstrating that securities on deposit with, or available to, various regulatory authorities as required by law, with fair values of approximately $1.7

billion have not affected or are not reasonably likely to affect your financial position or results of operations, or provide us proposed disclosure to be included in MD&A in future filings describing the implications of these deposits and their effects and expected effects on financial position and results of operations.

Note 5. Reserves for Loss and Loss Settlement Expenses, page 104

3. Refer to your disclosure herein as well as your disclosure in MD&A under losses and loss settlement expense – 2012 and 2011 results on page 37 regarding the $73.4 million and $61.1 million favorable prior period claims development for 2012 and 2011, respectively. Please provide us with proposed disclosure to be included in future filings indicating more substantive reasons for the favorable development and that quantifies the impact of each factor cited.

Exhibits, Financial Statement Schedules, page 131

4. Please provide us your analysis supporting why schedule II condensed financial information of registrant as required by Article 7-05(c) of Regulation S-X is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant